The Vanguard Group, Inc. maintains an $110 million joint fidelity bond for all of the registered investment companies in the Vanguard Group, underwritten by ICI Mutual Insurance Company. The bond is for a one-year term beginning June 1, 1993, with an annual premium of $494,663. The premium was paid in full in June 1993.